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                         April 15, 2022

       Yifan Li
       Chief Executive Officer
       Hesai Group
       9th Floor, Building L2-B
       1588 Zhuguang Road, Qingpu District
       Shanghai 201702
       People   s Republic of China

                                                        Re: Hesai Group
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted March 31,
2022
                                                            CIK No. 0001861737

       Dear Dr. Li:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 7, 2022 letter.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Cayman Islands holding company with operations conducted by
                                                        your subsidiaries based
in China and that this structure involves unique risks to
                                                        investors. Provide a
cross-reference to your detailed discussion of risks facing the company and the
offering as a result of this structure.
 Yifan Li
Hesai Group
April 15, 2022
Page 2
2. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.
3. We note your disclosure that "In 2019, 2020 and the nine months ended September 30,
         2021, transfers of cash were made across our organization through capital injections, intra-group loans and payments for services or goods provided." Please quantify the amounts where applicable and disclose whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures here and in the prospectus summary.
4.       Please discuss potential impact of the Accelerating Holding Foreign
Companies
         Accountable Act.
5. Please revise to include a discussion of the rules adopted by the SEC on December 2,
         2021 related to the Holding Foreign Companies Accountable Act. Please include corresponding disclosure in the prospectus summary and risk factors sections.
Prospectus Summary
Permissions for Our Operation and Securities Issuances to Foreign Investors and Recent
Regulatory Developments, page 10

6. Please revise to clarify whether the Company relied on an opinion from counsel regarding permissions or approvals that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. To the extent you relied on an opinion from counsel, please identify counsel and file a consent.
Summary of Combined and Consolidated Financial Data, page 19

7. We note your revised disclosure in response to prior comment 2. Please revise to present only one pro forma calculation assuming the IPO was effective on January 1 of the latest annual period and include the amount of stock based compensation that will be recognized upon the effectiveness of your IPO. That is, assume the service vesting conditions that were met as of the IPO effectiveness date were also met as of January 1 of the latest annual period. Revise your disclosures to describe these assumptions. FirstName LastNameYifan Li
8. Please tell us and disclose how the pro forma weighted average shares used in calculating
Comapany    NameHesai
       net loss          Group
                per ordinary share is determined. Be advised that this amount should not assume that2022
April 15,   the stock
                Page 2options that vest due to the effectiveness of the IPO have been exercised.
FirstName LastName
 Yifan Li
FirstName   LastNameYifan Li
Hesai Group
Comapany
April       NameHesai Group
       15, 2022
April 315, 2022 Page 3
Page
FirstName LastName
Risk Factors
The PRC government's significant oversight and discretion over our business operations could result in a material adverse change..., page 47

9. Please clarify that the Chinese government may intervene or influence your operations at any time. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Z. Julie Gao, Esq.